
Mail Stop 3628

February 20, 2007

By Facsimile (212.403.1000) and U.S. Mail
Mark Gordon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

Re: ElkCorp
     Schedule 14D-9
     Filed on February 1, 2007
     Amendment Nos. 1, 2 and 3 to Schedule 14D-9
     Filed February 5, 9 and 12, 2007, respectively
     File No. 005-02742

Dear Mr. Gordon:

    We have the following comments on the above referenced filings. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 6

1. We understand the Board considered a number of factors in connection with its evaluation of the Offer. We note that in view of the number of factors and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific factors it considered. Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, require that actual reasons be cited to explain why a certain favorable or unfavorable recommendation is being made. Please revise this section to clarify which of the enumerated factors are in fact reasons in support of the Board's next decision required to be made in light of recent developments.

2. ElkCorp must discuss in reasonable detail the <u>reasons</u> upon which their position is based. Conclusory statements or the listing of generalized areas of consideration, such as "factors," are not considered sufficient disclosure. See Item 1012(b) of Regulation M-A. ElkCorp

must, at a minimum, amend their unqualified identification of some of the informational factors considered to describe the import or the utility of the statement made when their revised position is disclosed.

Item 8. Additional Information to be Furnished, page 17
(h) Conditions to the BMCA Amended Tender Offer

3. We note the disclosure that the Offeror may assert a condition regardless of whether it results from "any action or inaction by Parent or the Offeror." Note that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder. Please amend the penultimate paragraph of this subsection on page 13 of Amendment No. 3 to this Schedule 14D-9 to exclude your reference to actions or inactions to act by the bidders and to conform with the description of the BMCA Amended Tender Offer conditions contained in the Schedule TO-T, as amended, filed January 18, 2007 by BMCA.

Closing Comments

As appropriate, please amend your filings promptly to comply with our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3636 or, in may absence, to Nicholas Panos, Special Counsel, at (202) 551-3440. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Adé K. Heyliger
Attorney-Advisor
Office of Mergers & Acquisitions